Exhibit 99.1

In the second quarter 2012

6.8% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, Chile, July 6th, 2012 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), informed today its preliminary sales for the second quarter 2012. Consolidated sales totaled Ch$ 108,312 million, showing a 6.8% increase as compared to the same quarter last year.

For the quarter, sales in export markets in Chilean Pesos, increased 11.5%; Sales of wine in the domestic market decreased 2.6%; Domestic market – New Business increased 13.0% and sales in the Argentine subsidiary decreased 6.2%.

Sales of our subsidiary in U.S.A. (Fetzer) decreased 2.8% as compared to the same quarter last year.

		2Q 2012	2Q 2011	Change (%)	1H 2012	1H 2011	Change (%)
Total Sales (Million Chilean Pesos)(*)		108,312	101,404	6.8%	194,843	178,949	8.9%
Export Markets		69,445	62,270	11.5%	122,965	118,537	3.7%
Domestic Market - Wine		15,136	15,534	-2.6%	27,398	27,831	-1.6%
Domestic Market - New business		7,038	6,227	13.0%	12,763	10,572	20.7%
Argentina Exports		3,704	3,902	-5.1%	6,692	7,004	-4.4%
Argentina Domestic		1,434	1,578	-9.2%	2,950	3,111	-5.2%
U.S.A. (Fetzer)		11,556	11,894	-2.8%	22,075	11,894	85.6%
Total Volume (thousand liters)		65,759	65,263	0.8%	119,491	121,807	-1.9%
Export Markets(1)		42,196	39,707	6.3%	76,420	78,288	-2.4%
Domestic Market - Wine		15,490	16,862	-8.1%	27,661	31,071	-11.0%
Argentina Exports(2)		2,427	2,883	-15.8%	4,391	5,268	-16.6%
Argentina Domestic		1,077	1,327	-18.9%	2,318	2,698	-14.1%
U.S.A. (Fetzer)(2)		4,569	4,483	1.9%	8,701	4,483	94.1%
Average Price (per liter)	Currency
Export Markets	US$	3.31	3.34	-1.0%	3.26	3.19	2.3%
Domestic Market - Wine	Ch$	977.1	921.2	6.1%	990.5	895.7	10.6%
Argentina Exports	US$	3.07	2.88	6.4%	3.09	2.80	10.4%
Argentina Domestic	US$	2.68	2.53	5.7%	2.59	2.43	6.8%
U.S.A. (Fetzer)	US$	5.10	5.66	-9.9%	5.15	5.66	-9.0%

(*) Other Sales, including bulk wine sales to third parties, are not included in this preliminary sales report.

(1) Export Volumes include exports to third parties and sales volume of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2) This figure excludes shipments to the company’s distribution subsidiaries.